Trinity Mirror plc

9 May 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Assistant Company Secretary

encs.

dlw 5/19

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Result of AGM
Released	14:40 08-May-08
Number	0054U

Trinity Mirror plc
8 May 2008

Results of Annual General Meeting

At the Annual General Meeting of Trinity Mirror plc (the 'Company') held today at 11:30 am at the Hilton London Canary Wharf, all resolutions were put to the meeting and approved on a poll.

In accordance with Listing Rule 9.6.2, two copies of the resolutions passed at the meeting, other than resolutions concerning ordinary business, have been submitted to the UK Listing Authority and will shortly be available for inspection at the Financial Service Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The total number of votes received for each resolution is set out below. The number of 10p Ordinary Shares in issue on 8 May 2008 was 261,825,355.

	Resolution	Votes For	%	Votes Against	%	Votes Withheld
1	To receive the 2007 report and accounts	176,739,176	99.63	649,110	0.37	697,730
2	To receive and approve the Remuneration Report	176,347,800	99.65	622,139	0.35	1,116,077
3	To declare a final dividend	177,393,795	100	2,470	0.00	689,751
4	To re-appoint Gary Hoffman	175,346,843	98.84	2,050,964	1.16	688,209
5	To re-appoint Paul Vickers	176,245,840	99.35	1,153,290	0.65	686,886
6	To re-appoint Kathleen O'Donovan	175,946,977	99.18	1,461,402	0.82	677,637
7	To re-appoint Jane Lighting	176,633,772	99.57	758,372	0.43	693,872
8	To re-appoint Deloitte & Touche LLP as Auditors and to fix their remuneration	174,224,966	98.64	2,394,116	1.36	1,466,934
9	To authorise the Directors to allot shares	177,178,900	99.88	220,680	0.12	686,436
10	To authorise the Directors to issue shares for cash	177,343,931	99.97	45,364	0.03	696,721
11	To authorise the repurchase of shares	177,137,566	99.85	270,926	0.15	677,524
12	To authorise political donations	174,540,531	98.39	2,847,103	1.61	698,382
13	To approve the adoption of New Articles of	176,139,352	99.29	1,252,111	0.71	694,553

	Association					
14	To approve the amendment of New Articles of Association	175,572,524	98.97	1,821,203	1.03	692,289

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.
2. A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution.

Further Information:

Nick Fullagar 020 7293 3622
Director of Corporate Communications

Paul Vickers 020 7293 3359
Secretary

END

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Management Statement
Released	07:01 08-May-08
Number	9488T

RNS Number:9488T
Trinity Mirror PLC
08 May 2008

TRINITY MIRROR PLC

INTERIM MANAGEMENT STATEMENT

17 weeks ending 27 April 2008

Trinity Mirror plc is today issuing its first Interim Management Statement, made in accordance with the UK Listing Authority's Disclosure and Transparency Rules. It covers the first 17 weeks of trading to 27 April 2008 and describes the Group's financial position and performance during the period, updated to the latest practicable date.

We continued to make steady progress throughout the period with the development of our strategy to build a growing multi-platform media business, via the launch and acquisition of new products and services complementing our print offering, the implementation of new technology platforms and new full colour presses along with improved processes.

Outlook

The outlook for the UK economy remains uncertain with the ongoing adverse implications of inflationary cost pressures, in particular energy and essential food items, and the wider implications of the credit crunch. These market conditions are adversely impacting consumer confidence and spending with the effect that businesses are curtailing marketing budgets to offset the prospect of slowing revenues. This has resulted in the advertising environment remaining difficult and volatile in the period since our last update at the end of February. Given this uncertain economic outlook for the UK we remain cautious about trading prospects.

Against this background, management will continue to implement the Group's new operating model which provides continued improvements and efficiencies to create a more robust business. In addition we continue to build digital revenues. The Group remains on track to deliver the incremental £7 million of cost savings (£20 million annualised) by the end of 2008 and cost control and operating efficiency remain at the core of our strategic focus. At this stage the Board anticipates performance for the year to be in line with expectations.

Divisional performance

Revenue performance in the first 17 weeks of the year on an actual and underlying basis was as follows:

Year on Year Change	17 weeks to 27 April 2008	
	Actual*	Underlying*
	%	%

Group revenue	0.3	(2.7)
Advertising	(3.1)	(4.3)
Circulation	(1.2)	(1.2)
Other	29.8	0.7
Group digital revenue included in above	44.1	26.5

* Actual includes acquisitions completed in 2007 and 2008 and service contracts in respect of the disposed businesses but excludes the disposals completed in 2007. Underlying includes the impact of acquisitions completed in 2007 and 2008 as if they had been owned by the Group in the current and corresponding period and excludes revenue from the service contracts in respect of the disposed businesses.

Actual Group revenues have increased by 0.3% while underlying revenues have decreased by 2.7%.

Actual Group advertising revenues in the period have fallen by 3.1% reflecting a decline of 3.2% for January and February and a decline of 3.0% for March and April. On an underlying basis, advertising revenues have fallen by 4.3% with a fall of 4.3% for January and February and 4.3% for March and April. Month on month volatility remains and we expect this to continue for the remainder of the year.

For our Regionals division actual advertising revenues in the period have fallen by 3.1% reflecting a decline of 3.0% for January and February and a decline of 3.3% for March and April. On an underlying basis, advertising revenues have fallen by 4.9% with a fall of 4.6% for January and February and 5.2% for March and April. By category the actual performance for the period was display up 0.2%, recruitment down 1.7%, property down 6.8%, motors down 16.3% and other classified categories were down 2.0%. On an underlying basis the decline in recruitment and property advertising was 4.9% and 11.5% respectively. Within advertising revenues, actual digital revenues have grown by 37.1% with an underlying increase of 20.6%.

For our Nationals division actual advertising revenues for the period fell by 2.9%. This reflects a decline of 3.5% for January and February and a decline of 2.4% for March and April. Advertising revenues for the UK Nationals fell by 2.0% and for the Scottish Nationals they fell by 5.2%. Within advertising revenues, actual digital revenues have grown by 10.9%.

Actual Group circulation revenues for the period have fallen by 1.2% with a decline of 1.1% for the Regionals and 1.3% for the Nationals. The Group continues to increase cover prices on a little and often basis. In January 2008 we increased the cover price of our Sunday national titles. With the exception of the Saturday editions, no change in cover price of our Daily national titles has taken place.

Actual Group other revenues for the period have grown by 29.8%, reflecting the benefit of acquisitions and service contracts, in particular printing, to the disposed businesses. On an underlying basis other revenues increased by 0.7% during the period.

Actual Group digital revenues for the period have grown by 44.1% with an increase of 38.6% for the Regionals and 95.3% for the Nationals. On an underlying basis Group digital revenues have grown by 26.5% with Regionals growing by 20.5%.

Capital expenditure

We have completed the investment in our Nationals presses giving our national and certain regional titles full colour. The investment required for the 12 year printing contract for the Independent and Independent on Sunday which was secured during 2007 will be completed in September 2008. In addition we have continued with our programme of developing and modernising our publishing

operations across multi-media platforms through investment in our key IT systems.

Financing

As expected net debt increased by £162 million from £248 to £410 million during the period as follows:

	£m
Net debt as at 31 December 2007	248
Share buy back	92
Acquisitions	5
Pension Contributions*	68
Other cash flows**	(3)
Net debt as at 27 April 2008	410

* includes special pension contribution of £54 million and ongoing deficit funding payments
** operating cash flows, capex, tax, interest, working capital

Undrawn committed facilities of £260 million are available to the Group. No new financing facilities were procured during the period and no debt facilities were repaid other than in accordance with their normal maturity date.

Acquisitions

During the period the Group completed the acquisitions of The Career Engineer Limited and Rippleffect Studio Limited for a combined initial consideration of £5.1 million with a potential deferred payment of up to £3.0 million subject to the management of these business achieving stretching growth targets for revenue and operating profits. Both acquisitions are included in the Regionals division and strengthen our digital portfolio.

Share buy back

The £175 million share buy back programme announced on 19 December 2007 is ongoing. At the Extraordinary General Meeting held on 29 February 2008 authority was given by shareholders to enable the Company to purchase sufficient shares to complete the buy back. As at 7 May 2008 the Group had acquired 31.4 million shares for a total consideration of 98.6 million.

Enquiries

Trinity Mirror plc
Vijay Vaghela, Group Finance Director 020 7293 3000
Nick Fullagar, Director Corporate Communications 020 7293 3622

Maitland
Neil Bennett 020 7379 5151

This Interim Management Statement is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this Interim Management Statement is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. Statements contained in this Interim Management Statement are based on the knowledge and information available to the Company's Directors at the date it was prepared and therefore the facts stated and views expressed may change after that date. By their nature, the statements concerning the risks and uncertainties facing the Company in this Interim Management Statement involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. To the extent that this Interim Management Statement contains any statement dealing with any time after the date of its preparation such statement is merely predictive and

speculative as it relates to events and circumstances which are yet to occur. The Company undertakes no obligation to update these forward-looking statements.

END

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